                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-41308

   Prospectus Supplement
   (To Prospectus dated July 24, 2000)

                                5,000,000 Shares

                                   [SBA LOGO]

                         SBA Communications Corporation

                              Class A Common Stock

--------------------------------------------------------------------------------

   We are offering 5,000,000 shares of our Class A common stock. Our Class A common stock is quoted on the Nasdaq National Market System under the symbol "SBAC". On July 27, 2000, the last reported sale price on the Nasdaq National Market was $45.75 per share.

 Investing in the shares involves risks. "Risk Factors" begins on page 3 of the accompanying prospectus.

                                                             Per
                                                            Share     Total
                                                            ------ ------------
Public offering price...................................... $43.00 $215,000,000
Underwriting discount...................................... $ 1.93 $  9,650,000
Proceeds to SBA, before expenses........................... $41.07 $205,350,000

   We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares of Class A common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Lehman Brothers and Deutsche Banc Alex. Brown expect to deliver the shares to purchasers on or about August 2, 2000.

--------------------------------------------------------------------------------

                          Joint Book-Running Managers

Lehman Brothers                                        Deutsche Banc Alex. Brown

                               ----------------

Credit Suisse First Boston
               Raymond James & Associates, Inc.
                                Salomon Smith Barney
                                                        Fidelity Capital Markets
                                              a division of National Financial
                                                    Services Corporation

                                 July 27, 2000

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Prospectus Supplement Summary..............................................  S-1
Summary Historical Financial Data..........................................  S-5
Price Range of Class A Common Stock........................................  S-7
Dividend Policy............................................................  S-7
Capitalization.............................................................  S-8
United States Federal Income Tax Considerations to Non-U.S. Holders........  S-9
Underwriting............................................................... S-12
Legal Matters.............................................................. S-14

                                   Prospectus

Where You Can Find More Information.........................................   i
Information Incorporated by Reference.......................................   i
Disclosure Regarding Forward-Looking Statements.............................  ii
About this Prospectus.......................................................   1
SBA Communications Corporation..............................................   1
Principal Executive Offices.................................................   2
Recent Developments.........................................................   2
Risk Factors................................................................   3
Ratio of Earnings to Fixed Charges..........................................  10
Use of Proceeds.............................................................  10
The Securities..............................................................  11
Description of Capital Stock................................................  11
Description of Debt Securities..............................................  14
Description of Depositary Shares............................................  20
Description of Warrants.....................................................  23
Selling Shareholders........................................................  24
Plan of Distribution........................................................  25
Legal Matters...............................................................  27
Experts.....................................................................  27

   No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each of this prospectus supplement and the accompanying prospectus is current only as of its date.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information about us. It is not complete and may not contain all of the information that you should consider before investing in our Class A common stock. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

                               SBA Communications

   We are a leading independent owner and operator of wireless communications infrastructure in the United States. We generate revenues from our two primary businesses-site leasing and site development services. Since our founding in 1989, we have participated in the development of more than 14,000 antenna sites in 49 of the 51 major wireless markets in the United States. In 1997, we began aggressively expanding our site leasing business by capitalizing on our nationally recognized site development experience and strong relationships with wireless service providers to take advantage of the trend toward colocation and independent tower ownership. As of June 30, 2000, we owned or controlled 1,660 towers and had letters of intent or definitive agreements to acquire 147 towers. We also had non-binding mandates to build over 600 additional towers for anchor tenants and had over 900 strategic sites in various phases of development. In 1998 and 1999 we built, for our own account, 310 and 438 towers. For the six months ended June 30, 2000, we built, for our own account, 329 towers. We believe our history and experience in providing site development services gives us a competitive advantage in choosing the most attractive locations in which to build new towers or buy existing towers, as measured by our success in increasing tower revenues and cash flows. Our same tower revenue growth for the six months ended June 30, 2000 on the 770 towers we owned as of June 30, 1999 was 35% based on tenant leases executed as of June 30, 2000. We executed 216 new tenant leases in the quarter ended June 30, 2000 on the 1,351 towers we owned at the beginning of the quarter, at an average initial monthly rent of $1,528.

   Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on: (1) the towers we construct through build-to-suit programs; (2) existing sites we acquire; (3) the towers we develop strategically; and (4) sites we lease, sublease and/or manage for third parties. Under a build-to-suit program, we build a tower for a wireless service provider. We retain ownership of the tower and the exclusive right to colocate additional tenants on the tower. Many wireless service providers are choosing the build-to-suit option as an alternative to tower ownership, and we believe that this outsourcing trend is likely to continue. Our non-binding mandates come from a variety of wireless carriers, including Alamosa PCS, AT&T Wireless, BellSouth Mobility DCS, Georgia PCS, Horizon PCS, Southwestern Bell, Sprint PCS, Telecorp PCS and VoiceStream. We have also grown through selective acquisitions of towers primarily from smaller independent owners. We also develop towers strategically, for our own account, by identifying an attractive location and completing all pre-construction procedures, such as zoning, necessary to secure the site. We then market the tower site to potential customers.

   Our site development business consists of site development consulting and site development construction. In our site development business, we provide a full range of end-to-end services which typically occur in five phases: (1) network pre-design; (2) communication site selection; (3) communication site acquisition; (4) local zoning and permitting; and (5) site construction, switch construction and antenna installation. We will continue to use our site development expertise to complement our site leasing business and secure additional new tower build-to-suit opportunities. We have capitalized on our leadership position in the site development business, our existing national field organization and our strong relationships with wireless service providers to develop our build-to-suit and strategic siting programs.

   We have a diverse range of customers, including cellular, PCS, wireless data and Internet services, paging, SMR, and ESMR providers as well as other users of wireless transmission and reception equipment. Our customers currently comprise many of the major wireless communications companies, including AT&T Wireless, BellSouth, Georgia PCS, Horizon PCS, LEAP Wireless, Metricom, Nextel, Omnipoint, Southwestern Bell, Sprint PCS, Telecorp PCS, Teligent, Verizon and VoiceStream.

   While we believe that our site development business will continue to grow with the expected overall growth of wireless and other telecommunications networks, we believe our revenues and gross profit from the consulting segment of that business may continue to decline as carriers find new ways to obtain network development through outsourced tower ownership. We also believe that our site leasing revenues will continue to increase due to the same outsourcing trend and as the number of towers we own or control grows.

                               Industry Overview

   We believe that the rapid growth in demand for wireless services will continue to increase the need for communication sites (which include towers, rooftops and other structures on which antennas are placed). The growth in demand for wireless services and communication sites is the result of several factors, including:

  . the emergence of new wireless technologies, such as wireless data and Internet services;

  . business and consumer preferences for higher quality voice and data transmission and the popularity of the "one-rate" plans;

  . the continuing build-out of higher frequency technologies, such as PCS, which have a reduced cell range and thus require a more dense network of towers;

  . the need to expand services and fill-in and upgrade existing networks;

  . increasing mobility of the U.S. population and the growing awareness of the benefits of mobile communications;

  . favorable changes in telecommunications regulations; and

  . the issuance of new wireless network licenses requiring the construction of new wireless networks.

   In addition, our site leasing business benefits from the industry's diversified recurring revenue and effective operating leverage as a result of several factors, including:

  . the long-term nature of lease contract revenues;

  . low customer churn rates due to the high direct and indirect costs of relocation;

  . low variable operating costs, which cause increases in revenues to generate disproportionately larger increases in tower cash flow;

  . low on-going maintenance capital expenditure requirements;

  . a customer base diversified across geographic markets, industry segments
    (PCS, wireless data and Internet, cellular, paging, ESMR and SMR) and individual customers within these segments; and

  . the limited number of available tower sites serving a given area and consequent barriers to entry, principally as a result of local opposition to the proliferation of towers within the area.

   We believe that wireless service providers face greater competition today and are now focusing their capital and operations primarily on activities that build subscriber growth, such as marketing and distribution. Therefore, they will increasingly seek to outsource communication site ownership, construction, management and maintenance.

                               Business Strategy

   Our strategy is to lease antenna space to multiple tenants on towers that we construct or acquire. We plan to enhance our position as a leading owner and operator of communication sites and provider of site development services. Key elements of our strategy include:

  . Maximizing use of tower capacity

  . Developing new towers that we will own and operate

  . Acquiring existing towers

  . Building on strong relationships with major wireless service providers

  . Maintaining our expertise in site development services

  . Capitalizing on management experience

                                 Recent Events

   On April 26, 2000, we entered into a build-to-suit agreement with Telecorp PCS, Inc., AT&T Wireless' largest affiliate. Under the build-to-suit agreement, we will construct up to 200 tower facilities covering a number of strategic markets over the next two years. Telecorp PCS will enter into long term leases to place its wireless equipment at each site.

                          Principal Executive Offices

   Our principal executive offices are located at One Town Center Road, Third Floor, Boca Raton, Florida 33486, and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

                                  The Offering

Class A common stock offered by SBA..   5,000,000 shares

Class A common stock offered by SBA
in the over-allotment option........    750,000 shares

Common stock to be outstanding
after the offering..................    39,192,639 shares of Class A common
                                        stock (a)

                                         5,465,595 shares of Class B common
                                        stock

                                        44,658,234 shares of common stock (a)

Voting rights.......................    The Class A common stock and the Class
                                        B common stock generally vote as a
                                        single class. The Class A common stock
                                        has one vote per share and the Class B
                                        common stock has ten votes per share.
                                        Florida corporate law and our articles
                                        of incorporation require separate class
                                        votes on some matters. Mr. Bernstein
                                        controls approximately 62% of the total
                                        voting power of both classes of common
                                        stock. We use the term "common stock"
                                        to mean both the Class A and Class B
                                        common stock.

Other rights........................    Each class of common stock has the same
                                        rights to dividends and upon
                                        liquidation. The Class B common stock
                                        is convertible into Class A common
                                        stock on a share-for-share basis. The
                                        Class B common stock automatically
                                        converts into Class A common stock upon
                                        the transfer of the shares to anyone
                                        other than certain categories of
                                        persons specified in our articles of
                                        incorporation.

Nasdaq National Market symbol.......    SBAC

Use of proceeds.....................    We estimate that our net proceeds from
                                        the offering will be approximately
                                        $204.4 million. We expect to use these
                                        proceeds to finance the construction
                                        and acquisition of towers and related
                                        businesses, to repay a portion of
                                        outstanding debt and for general
                                        working capital purposes.
--------
(a) Does not include (1) 2,909,731 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 577,467 shares of Class A common stock issuable under our registration statement on Form S-4 that we filed with the Commission on January 11, 2000, (3) 2,351,686 shares that are reserved for issuance upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (4) 451,505 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan or
    (5) the 400,000 shares that are issuable to the former shareholders of Com-Net Construction Services, Inc. if fiscal 2000 EBITDA targets established in connection with the acquisition of that company are met.

                       SUMMARY HISTORICAL FINANCIAL DATA

   The following table sets forth summary historical financial data as of and for the years ended December 31, 1998 and 1999 and as of March 31, 2000, and for the three months ended March 31, 1999 and 2000. The financial data for each of the full fiscal years have been derived from, and are qualified by reference to, our audited financial statements, which Arthur Andersen LLP, our independent certified public accountants, have audited. The financial data as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and their related notes incorporated by reference in the accompanying prospectus.

                                                               Three Months
                                    Year Ended December 31,   Ended March 31,
                                    ------------------------  ----------------
                                       1998         1999       1999     2000
                                    -----------  -----------  -------  -------
                                     (in thousands except per share data)
                                                                (unaudited)
Operating Data:
Revenues:
  Site development revenue........  $    46,705  $    60,570  $ 8,575  $20,342
  Site leasing revenue............       12,396       26,423    5,142   10,087
                                    -----------  -----------  -------  -------
Total revenues....................       59,101       86,993   13,716   30,429
                                    -----------  -----------  -------  -------
Cost of revenues (exclusive of
 depreciation shown below):
  Cost of site development
   revenue........................       36,500       46,279    6,623   15,712
  Cost of site leasing revenue....        7,281       12,134    2,378    3,866
                                    -----------  -----------  -------  -------
Total cost of revenues............       43,781       58,413    9,001   19,578
                                    -----------  -----------  -------  -------
Gross profit......................       15,320       28,580    4,716   10,851
Selling, general and
 administrative (a) (b)...........       18,302       19,309    4,078    5,975
Depreciation and amortization.....        5,802       16,557    3,131    6,830
                                    -----------  -----------  -------  -------
Operating income (loss)...........       (8,784)      (7,286)  (2,493)  (1,954)
Interest income...................        4,303          881      507    1,528
Interest expense..................       (1,197)      (5,244)    (815)  (2,907)
Non cash amortization of original
 issue discount and debt issuance
 costs............................      (15,710)     (22,063)  (5,200)  (6,217)
Other.............................          (37)          48        9       52
                                    -----------  -----------  -------  -------
Income (loss) before income taxes
 and extraordinary item...........      (21,425)     (33,664)  (7,993)  (9,499)
(Provision) benefit for income
 taxes ...........................        1,524          223      786     (224)
                                    -----------  -----------  -------  -------
Net income (loss) before
 extraordinary item...............      (19,901)     (33,442)  (7,207)  (9,723)
Extraordinary item................          --        (1,150)  (1,150)     --
                                    -----------  -----------  -------  -------
Net income (loss).................      (19,901)     (34,591)  (8,357)  (9,723)
Dividends on preferred stock......       (2,575)         733     (713)     --
                                    -----------  -----------  -------  -------
Net loss available to common
 shareholders.....................  $   (22,476) $   (33,858) $(9,070) $(9,723)
                                    ===========  ===========  =======  =======
Basic and diluted loss per common
 share before extraordinary item..  $     (2.64) $     (1.71) $ (0.88) $ (0.27)
Extraordinary item................          --         (0.06)   (0.13)     --
                                    -----------  -----------  -------  -------
Basic and diluted loss per common
 share............................  $     (2.64) $     (1.77) $ (1.01) $ (0.27)
                                    ===========  ===========  =======  =======
Basic and diluted weighted average
 number of shares of common
 stock............................        8,526       19,156    8,956   35,382
                                    ===========  ===========  =======  =======

                                                           Three Months Ended
                                Year Ended December 31,        March 31,
                                ------------------------  --------------------
                                   1998         1999         1999       2000
                                -----------  -----------  ----------- --------
                                (dollars in thousands except per share data)
                                                              (unaudited)
Other Data:
Adjusted EBITDA (c)...........  $    (2,377) $     9,582   $    663   $  5,079
Annualized tower cash flow
 (d)..........................        8,088       18,692     11,056     24,887
Net cash provided by (used in)
 operating activities.........        7,471       23,134     (4,459)    (2,774)
Net cash used in investing
 activities...................     (138,124)    (208,870)   (36,870)   (60,591)
Net cash provided by financing
 activities...................      151,286      162,124     16,863    171,931
Towers owned at the beginning
 of period....................           51          494        494      1,163
Towers constructed............          310          438         54        112
Towers acquired...............          133          231         38         76
Total towers at the end of
 period.......................          494        1,163        586      1,351
                                  As of December 31,         As of
                                ------------------------   March 31,
                                   1998         1999         2000
                                -----------  -----------  -----------
                                                          (unaudited)
Balance Sheet Data (at end of
 period)
 (dollars in thousands):
Property, plant and equipment
 (net)........................  $   150,946    $ 338,892   $397,249
Total assets..................      214,573      429,823    602,504
Total debt....................      182,573      320,767    266,730
Redeemable preferred stock....       33,558          --         --
Common stockholders' equity
 (deficit)....................      (26,095)      48,582    274,716

--------
(a) For the year ended December 31, 1998, selling, general and administrative expenses include non-cash compensation expense of $0.6 million incurred in connection with the issuance of stock options and Class A common stock. For the year ended December 31, 1999, selling, general and administrative expenses include non-cash compensation expense of $0.3 million incurred in connection with stock option activity. For the three months ended March 31, 1999 and 2000, non-cash compensation expense was approximately $25,000 and $0.2 million, respectively.
(b) Selling, general and administrative expenses include corporate development expenses associated with our site leasing business that were incurred in connection with the acquisition or construction of owned towers. These expenses consist of compensation and overhead costs that are not directly related to the administration or management of existing towers. All of these costs are expensed as incurred.
(c) EBITDA represents earnings before interest income, interest expense, other income, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. Adjusted EBITDA excludes the effect of the non-cash compensation expense referred to in footnote (a) above. Adjusted EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies. See our Consolidated Statements of Cash Flows in our Consolidated Financial Statements incorporated by reference in the accompanying prospectus.
(d) We define "tower cash flow" as site leasing revenue less cost of site leasing revenue (exclusive of depreciation). Tower cash flow includes deferred revenue attributable to certain leases. We believe tower cash flow is useful because it allows you to compare tower performance before the effect of expenses (selling, general and administrative) that do not relate directly to tower performance. We define "annualized tower cash flow" as tower cash flow for the last calendar quarter attributable to our site leasing business multiplied by four. Pro forma annualized tower cash flow also includes the effect of fourth quarter acquisitions as if each had occurred at the beginning of the period presented.

                      PRICE RANGE OF CLASS A COMMON STOCK

   Our Class A common stock is quoted on the Nasdaq National Market ("NASDAQ") under the symbol "SBAC". The table below shows the high and low sale prices of the Class A common stock as reported on NASDAQ for the periods indicated:

                                                                    High   Low
                                                                   ------ ------
1999
  Second Quarter*................................................. $ 9.69 $ 7.75
  Third Quarter...................................................  15.38   9.06
  Fourth Quarter..................................................  18.75   9.44
2000
  First Quarter................................................... $54.75 $16.50
  Second Quarter..................................................  57.00  31.50
  Third Quarter**.................................................  55.88  45.75

--------
*  Covers the period from June 16, 1999 through June 30, 1999.
** Covers the period from July 1, 2000 through July 27, 2000.

   On July 27, 2000, the last reported sale price of our Class A common stock on NASDAQ was $45.75 per share. As of June 30, 2000, there were 187 holders of record of our Class A common stock.

                                DIVIDEND POLICY

   We have never paid dividends on the common stock, and we do not anticipate paying dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Board of Directors.

   Our ability to pay dividends on the common stock is dependent upon the ability of our subsidiaries to pay dividends, or otherwise loan, advance or transfer funds, to us. The terms of our indebtedness impose limitations on our ability to pay dividends or make other distributions on our capital stock.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization as of March 31, 2000 on an historical basis and as adjusted for this offering and the application of the net proceeds. You should read this table in conjunction with "Summary Historical Financial Data" included elsewhere in this prospectus supplement and the Consolidated Financial Statements and their related notes incorporated by reference in the accompanying prospectus.

                                                             As of March 31,
                                                                  2000
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                               (dollars in
                                                               thousands)
                                                               (unaudited)
Cash and cash equivalents.................................. $111,697  $291,047
                                                            ========  ========
Long-term debt (less current maturities):
  Senior credit facility...................................   75,000    50,000
  12% senior discount notes due 2008.......................  191,517   191,517
  Other long-term borrowings...............................      163       163
                                                            --------  --------
    Total long-term debt...................................  266,680   241,680
                                                            --------  --------
  Class A common stock (100,000,000 shares authorized;
   32,539,564 issued; 37,539,564 issued, as adjusted) (a)..      325       375
  Class B common stock (8,100,000 shares authorized;
   6,559,401 shares issued)................................       66        66
  Paid-in capital..........................................  344,808   549,108
  Accumulated deficit......................................  (70,483)  (70,483)
                                                            --------  --------
    Total stockholders' equity.............................  274,716   479,066
                                                            --------  --------
    Total capitalization................................... $541,396  $720,746
                                                            ========  ========

--------
(a) The "as adjusted" number does not include (1) 2,909,731 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 577,467 shares of Class A common stock issuable under our registration statement on Form S-4 that we filed with the Commission on January 11, 2000, (3) 2,351,686 shares that are reserved for issuance upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (4) 451,505 shares that are reserved for issuance under our 1999 Employee Stock Purchase Plan or (5) 400,000 shares that are issuable to the former shareholders of Com-Net Construction Services Inc. if fiscal 2000 EBITDA targets established in connection with the acquisition of that company are met.

      UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

   The following is a general summary of the material United States federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of shares of Class A common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (the "IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder's decision to purchase shares of Class A common stock.

   For purposes of this discussion, a "Non-U.S. Holder" or a "Non-U.S. person" means a beneficial owner of common stock that is not (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,
(3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "U.S. person" is a person that is not a Non-U.S. person. An individual may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States on at least 31 days during the calendar year and for an aggregate of at least 183 days during the calendar year and the two preceding calendar years (counting, for this purpose all the days present in the current year, one-third of the days present in the immediately preceding year and one sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an individual may be treated as a resident alien if he or she (1) meets the lawful permanent residence test (a so-called "green card" test) or (2) elects to be treated as a United States resident and meets certain presence requirements, including the "substantial presence test," in the immediately following year. Generally, resident aliens are subject to United States federal income and estate tax in the same manner as United States citizens and residents.

   ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF CLASS A COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Dividends on Class A Common Stock

   Generally, any dividends paid to a Non-U.S. Holder of Class A common stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such dividends) it will be subject to United States federal income tax on a net income basis at ordinary federal income tax rates (in which case the "branch profits tax" at 30% (or such lower rate as may be specified in an applicable income tax treaty) may also apply if such Non-U.S. Holder is a foreign corporation), and assuming certain certification requirements are met, will not be subject to the 30% withholding tax.

   Under current United States Treasury regulations, a holder's status as a Non-U.S. Holder and eligibility for a tax treaty reduced rate of withholding will be determined by reference to the holder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding, unless facts and circumstances indicate that reliance on this address, certificates or statements is not warranted. However, subject to certain transitional rules, recently issued United States Treasury regulations require a Non-U.S. Holder to provide certifications under penalties of perjury in order to obtain treaty benefits (and avoid backup withholding as discussed below) for payments made after December 31, 2000.

   A Non-U.S. Holder of Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Class A Common Stock

   Subject to the discussion of backup withholding below, any capital gain realized upon a sale or other disposition of Class A common stock by a Non-U.S. Holder ordinarily will not be subject to United States federal income tax unless (1) the gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (and is attributable to a U.S. permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such gain) (in which case the branch profits tax at 30% of the Non-U.S. Holder's effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items (or such lower rate as may be specified in an applicable income tax treaty) may also apply, in addition to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, if the Non-U.S. Holder is a foreign corporation), (2) in the case of a Non-U.S. Holder that is an individual who holds the Class A common stock as a capital asset, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or other disposition and either (a) has a "tax home" for United States federal income tax purposes in the United States or (b) has an office or other fixed place of business in the United States to which the gain is attributable (in which case the holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States)), or (3) we are or have been a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes within the lesser of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder's holding period, and, in each case, no income tax treaty exception is applicable. We believe that we are currently a USRPHC. However, any gain recognized by a Non-U.S. Holder on the disposition of the Class A common stock still would not be subject to U.S. tax if the common stock were to be "regularly traded" (within the meaning of applicable United States Treasury regulations) on an established securities market (such as, for example, the Nasdaq National Market) and the Non-U.S. Holder did not own, directly or constructively, more than 5% of the outstanding Class A common stock at any time during the shorter of (a) the five-year period ending on the date of the sale or other disposition or (b) the Non-U.S. Holder's holding period. We believe that the Class A common stock will be "regularly traded" (within the meaning of applicable United States Treasury regulations) on an established securities market. Non-U.S. Holders should consult their tax advisors to determine whether an income tax treaty is applicable.

   Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

   Class A Common stock that is beneficially owned by an individual Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

   Under current law, dividends on Class A common stock paid to a Non-U.S. Holder at an address outside the United States will generally be exempt from backup withholding tax (unless the payer has knowledge that the payee is a U.S. person). Under United States Treasury regulations, however, backup withholding of United States Federal income tax at a rate of 31% may apply to dividends paid with respect to Class A common stock after December 31, 2000 to Non-U.S. Holders that fail to meet applicable certification requirements.

   Payments of the proceeds from the sale by a Non-U.S. Holder of shares of Class A common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding except that if the broker is, for United States tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, information reporting may apply to these payments. Payments of the proceeds from the sale of shares of Class A common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption from information reporting and backup withholding. Subject to certain transitional rules, United States Treasury regulations change information reporting requirements for Non-U.S. Holders for payments made after December 31, 2000. Accordingly, a Non-U.S. Holder should consult its tax advisor regarding the effects on it, if any, of these new regulations.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

   Under an underwriting agreement to be dated the date of the final prospectus supplement, the underwriters of the offering named below, for whom Lehman Brothers Inc., Deutsche Bank Securities Inc., Credit Suisse First Boston Corporation, Raymond James & Associates, Inc., Salomon Smith Barney Inc., and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as the representatives, severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A common stock set forth opposite the name of each underwriter below.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Lehman Brothers Inc................................................ 1,750,000
   Deutsche Bank Securities Inc....................................... 1,750,000
   Credit Suisse First Boston Corporation.............................   450,000
   Raymond James & Associates, Inc....................................   450,000
   Salomon Smith Barney Inc...........................................   550,000
   Fidelity Capital Markets, a division of
    National Financial Services Corporation...........................    50,000
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in the offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at the public offering price less a concession not in excess of $1.13 per share. The underwriters may allow, and these dealers may reallow, a concession not in excess of $.10 per share on sales to certain brokers and dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority without the prior written approval of the customer.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   We and our executive officers and directors have agreed not to do any of the following, whether any transaction described in clause (1), (2) or (3) below is to be settled by delivery of Class A common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. and Deutsche Bank Securities Inc., on behalf of the underwriters, for a period of 45 days after the date of this prospectus supplement:

     (1) offer, sell, pledge, or otherwise dispose of, or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of, any shares of Class A common stock or securities convertible into or exchangeable for Class A common stock or substantially similar securities, other than any of the following:

    . the Class A common stock sold under this prospectus supplement; and

    . shares of Class A common stock we issue pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus supplement or pursuant to currently outstanding options, warrants or rights; and

     (2) sell or grant options, rights or warrants with respect to any shares of our Class A common stock or securities convertible into or exchangeable for our Class A common stock or substantially similar securities, other than the grant of options pursuant to option plans existing on the date hereof; and

     (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks or ownership of shares of Class A common stock.

   These lock up arrangements will be subject to the following exceptions:

  . transfers of common stock in private transactions or

  . transfers of common stock for estate planning purposes;

in each case, provided that the transferees agree to be bound by the restrictions described above.

   Our Class A common stock is quoted on the Nasdaq National Market under the symbol "SBAC."

   Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

   In connection with the offering, Lehman Brothers Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters, may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

   Any offer of the shares of Class A common stock in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers shall be made only by a registered dealer) in the relevant Canadian jurisdiction where any offer is made.

   Purchasers of the shares of Class A common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus supplement.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the Class A common stock, may make bids for or purchases of the Class A common stock on the Nasdaq National Market until the time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the Class A common stock may not exceed 30% of its average daily trading volume in securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the Class A common stock at a price that exceeds the highest independent bid for the Class A common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

   Certain of the representatives have from time to time provided investment banking, financial advisory and other services to us for which these representatives received customary fees and commissions. Lehman Brothers Inc. acted as arranger of our senior credit facility and its affiliate, Lehman Commercial Paper Inc., is the administrative agent of the senior credit facility. Lehman Commercial Paper Inc. will receive a portion of the proceeds of the offering in repayment of indebtedness outstanding under the senior credit facility. Lehman Brothers Inc. and Deutsche Bank Securities Inc. were also the initial purchasers of our senior discount notes. In addition, Deutsche Bank Securities Inc. acted as placement agent in connection with the private placement of shares of our Series A preferred stock in March 1997. In that certain mutual funds affiliated with Fidelity Capital Markets own 11.69% of our Class A common stock, this offering is being conducted pursuant to Conduct Rule 2720.

                                 LEGAL MATTERS

   Certain legal matters relating to the offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain legal matters relating to the Class A Common Stock will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS

                                  $500,000,000
 Class A Common Stock, Preferred Stock, Debt Securities, Depositary Shares and
                                    Warrants

                                 868,685 Shares
                            of Class A Common Stock

                     [SBA COMMUNICATIONS CORPORATION LOGO]

                         SBA Communications Corporation

                               ----------------

   This prospectus relates to the public offering by SBA Communications Corporation of up to $500,000,000 of shares of Class A common stock, shares of preferred stock, debt securities, depositary shares and warrants, and the resale of 868,685 shares of our Class A common stock by the selling shareholders listed in this prospectus. The Class A common stock was originally issued to the selling shareholders in private placements. We will not receive any proceeds from the sale of the Class A common stock by the selling shareholders.

                               ----------------

   When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

                               ----------------

   Our Class A common stock is traded on the Nasdaq National Market under the symbol "SBAC." The last reported sale price of the Class A common stock on July 21, 2000 was $51.25 per share. We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the Nasdaq National Market. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek the listing of any securities, the supplement will disclose the exchange or market.

                               ----------------

   Investing in these securities involves risks. See "Risk Factors" beginning on page 3 of this prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 24, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   i
Information Incorporated by Reference......................................   i
Disclosure Regarding Forward-Looking Statements............................  ii
About this Prospectus......................................................   1
SBA Communications Corporation.............................................   1
Principal Executive Officers...............................................   2
Recent Developments........................................................   2
Risk Factors...............................................................   3
Ratio of Earnings to Fixed Charges.........................................  10
Use of Proceeds............................................................  10
The Securities.............................................................  11
Description of Capital Stock...............................................  11
Description of Debt Securities.............................................  14
Description of Depositary Shares...........................................  20
Description of Warrants....................................................  23
Selling Shareholders.......................................................  24
Plan of Distribution.......................................................  25
Legal Matters..............................................................  27
Experts....................................................................  27

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our SEC filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   We have filed with the Commission a registration statement on Form S-3 under the Securities Act to register with the Commission the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

                     INFORMATION INCORPORATED BY REFERENCE

   The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

   We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 000-30110)       Period Covered or Date of Filing
-------------------------------       --------------------------------
Annual Report on Form 10-K........... Year ended December 31, 1999

Quarterly Report on Form 10-Q........ Quarter ended March 31, 2000

Current Reports on Form 8-K.......... January 11, 2000, January 11, 2000,
                                      February 4, 2000, February 4, 2000,
                                      February 23, 2000, April 19, 2000, May 2,
                                      2000, May 9, 2000 and May 12, 2000

SEC Filing (File No. 000-30110)               Period Covered or Date of Filing
-------------------------------               --------------------------------
Prospectus filed pursuant to Rule 424 under
 the Securities Act.......................... January 28, 2000

Description of our Class A common stock
 contained in Registration Statement on Form
 8-A and any amendment or report filed for
 the purpose of updating such description.... June 9, 1999

All subsequent documents filed by us under
 Sections 13(a), 13(c), 14 or 15(d) of the
 Exchange Act of 1934........................ After the date of this prospectus

   You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                         SBA Communications Corporation
                       One Town Center Road, Third Floor
                              Boca Raton, FL 33486
                             Phone: (561) 995-7670
                              Fax: (561) 998-3448

   Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

   You should rely only on the information contained in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

   The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Discussions containing forward-looking statements may be found in the material set forth in this section and under "SBA Communications Corporation" as well as in the prospectus generally. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

  . our strategy to transition the primary focus of our business from site development services toward the site leasing business, including our intent to make strategic acquisitions of towers and tower companies;

  . anticipated trends in the site development industry and its effect on our revenues and profits;

  . our estimates regarding the future development of the site leasing industry and its effect on our site leasing revenues;

  . our plan to continue to construct and acquire tower assets and the resulting effect on our revenues, capital expenditures, expenses and net income;

  . our ability to successfully conclude letters of intent or definitive agreements for newly built towers or acquisitions of existing towers and the resulting effect on our financial operations;

  . our estimate of the amount of capital expenditures for fiscal year 2000 that will be required for the construction or acquisition of communications sites and the contingent share issuance related to the acquisition of Com-Net Construction Services, Inc.; and

  . our intention to fund capital expenditures for fiscal year 2000 from cash from the follow-on offering, operations and borrowings under our Senior Credit Facility.

   These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

  . our ability to secure as many site leasing tenants as planned;

  . our ability to expand our site leasing business and maintain or expand our site development business;

  . our ability to complete construction of new towers on a timely and cost-efficient basis, including our ability to successfully address zoning issues, carrier design changes, changing local market conditions and the impact of adverse weather conditions;

  . our ability to identify and acquire new towers, including our capability to timely complete due diligence and obtain third party consents;

  . our ability to retain current lessees on newly acquired towers;

  . our ability to realize economies of scale for newly acquired towers;

  . the continued dependence on towers and outsourced site development services by the wireless communications industry;

  . our ability to compete effectively for new tower opportunities and site development services in light of increased competition; and

  . our ability to raise substantial additional financing to expand our tower holdings.

   You should read carefully the section of this prospectus under the heading "Risk Factors" beginning on page 3. We assume no responsibility for updating forward-looking statements contained in this prospectus, any supplements to this prospectus, and in any documents that we incorporate by reference into this prospectus.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of securities described in this prospectus in one or more offerings and the selling shareholders may, from time to time, sell up to 868,685 shares of our Class A Common Stock. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described above under the heading "Where You Can Find More Information."

   When used in this prospectus and any prospectus supplement, the terms "SBA", "we", "our", and "us" refer to SBA Communications Corporation and its subsidiaries. The following summary contains basic information about us. It likely does not contain all the information that is important to you. We encourage you to read this entire prospectus and the documents we have referred you to.

                         SBA COMMUNICATIONS CORPORATION

   We are a leading independent owner and operator of wireless communications infrastructure in the United States. We generate revenues from our two primary businesses-site leasing and site development services. Since our founding in 1989, we have participated in the development of more than 14,000 antenna sites in 49 of the 51 major wireless markets in the United States. In 1997, we began aggressively expanding our site leasing business by capitalizing on our nationally recognized site development experience and strong relationships with wireless service providers to take advantage of the trend toward colocation and independent tower ownership. As of June 30, 2000, we owned or controlled 1,660 towers and had letters of intent or definitive agreements to acquire 147 towers. We also had non-binding mandates to build over 600 additional towers for anchor tenants and had over 900 strategic sites in various phases of development. In 1998 and 1999 we built, for our own account, 310 and 438 towers. For the six months ended June 30, 2000, we built, for our own account, 329 towers. We believe our history and experience in providing site development services gives us a competitive advantage in choosing the most attractive locations in which to build new towers or buy existing towers, as measured by our success in increasing tower revenues and cash flows. Our same tower revenue growth for the six months ended June 30, 2000 on the 770 towers we owned as of June 30, 1999 was 35% based on tenant leases executed as of June 30, 2000. We executed 216 new tenant leases in the quarter ended June 30, 2000 on the 1,351 towers we owned at the beginning of the quarter, at an average initial monthly rent of $1,528.

   Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on: (1) the towers we construct through build-to-suit programs; (2) existing sites we acquire; (3) the towers we develop strategically; and (4) sites we lease, sublease and/or manage for third parties. Under a build-to-suit program, we build a tower for a wireless service provider. We retain ownership of the tower and the exclusive right to co-locate additional tenants on the tower. Many wireless service providers are choosing the build-to-suit option as an alternative to tower ownership, and we believe that this outsourcing trend is likely to continue. Our non-binding mandates come from a variety of wireless carriers, including Alamosa PCS, AT&T Wireless, BellSouth Mobility DCS, Georgia PCS, Horizon PCS, Southwestern Bell, Sprint PCS, Telecorp PCS and VoiceStream. We have also grown through selective acquisitions of towers primarily from smaller independent owners. We also develop towers strategically, for our own account, by identifying an attractive location and completing all pre-construction procedures, such as zoning, necessary to secure the site. We then market the tower site to potential customers.

   Our site development business consists of site development consulting and site development construction. In our site development business, we provide a full range of end-to-end services which typically occur in five phases: (1) network pre-design; (2) communication site selection; (3) communication site acquisition; (4) local zoning and permitting; and (5) site construction, switch construction and antenna installation. We will continue to use our site development expertise to complement our site leasing business and secure additional new tower build-to-suit opportunities. We have capitalized on our leadership position in the site development business, our existing national field organization and our strong relationships with wireless service providers to develop our build-to-suit and strategic siting programs.

   We have a diverse range of customers, including cellular, PCS, wireless data and Internet services, paging, SMR, and ESMR providers as well as other users of wireless transmission and reception equipment. Our customers currently comprise many of the major wireless communications companies, including AT&T Wireless, BellSouth, Georgia PCS, Horizon PCS, LEAP Wireless, Metricom, Nextel, Omnipoint, Southwestern Bell, Sprint PCS, Telecorp PCS, Teligent, Verizon and VoiceStream.

   While we believe that our site development business will grow with the expected overall growth of wireless and other telecommunications networks, we believe our revenues and gross profit from the consulting segment of that business may continue to decline as carriers find new ways to obtain network development through outsourced tower ownership. We also believe that, over the longer term, our site leasing revenues will continue to increase due to the same outsourcing trend and as the number of towers we own or control grows.

                          PRINCIPAL EXECUTIVE OFFICES

   Our principal executive offices are located at One Town Center Road, Third Floor, Boca Raton, Florida 33486, and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

                              RECENT DEVELOPMENTS

Telecorp PCS "Build-To-Suit" Agreement

   On April 26, 2000, we entered into a build-to-suit agreement with Telecorp PCS, Inc., AT&T Wireless' largest affiliate. Under the build-to-suit agreement, we will construct up to 200 tower facilities covering a number of strategic markets over the next two years. Telecorp PCS will enter into long term leases to place its wireless equipment at each site.

                                  RISK FACTORS

   This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

Tenant demand may not be as strong as planned.

   We may not be successful in growing our site leasing business. Our success depends to a large extent on our management's expectations and assumptions concerning future tenant demand for independently-owned communication sites and numerous other factors, many of which are beyond our control. Tenant demand includes both the number of tenants and the lease rates they are willing to pay. Any material error in any of these expectations or assumptions could have a material adverse effect on our growth rate. Because most of our towers are newly constructed, and because these towers have little or no positive cash flow at the time of their construction, the risks of lower tenant demand for tower space are much greater for us than for a tower company which has grown its portfolio by acquiring towers with existing cash flow.

   We compete for site leasing tenants with: (1) wireless service providers that own and operate their own tower infrastructure and lease, or may in the future decide to lease, antenna space to other providers; (2) site development companies that acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site development services;
(3) other large independent tower companies; and (4) smaller local independent tower operators. Wireless service providers that own and operate their own tower infrastructure generally are substantially larger and have greater financial resources than we do. Several of the independent tower companies also have larger tower infrastructure and greater financial resources than we do. We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

   The number of towers we build, the number of tenants we add to our towers and our site development business revenues fluctuate from quarter to quarter.

   The number of towers we build, the number of tenants we add to our towers and the demand for our site development services fluctuate from period to period and within periods. Numerous factors cause these fluctuations, including:

  .  the timing of our customers' capital expenditures;

  . the number and significance of active customer engagements during a quarter;

  . delays incurred in connection with a project or a tenant installation of equipment;

  .  employee hiring;

  .  the use of consultants; and

  .  the rate and volume of wireless service providers' tower build-outs.

   While the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts, even when there is no current business. The timing of revenues is difficult to forecast as our sales cycle can be relatively long and may depend on factors such as the size and scope of assignments, budgetary cycles and pressures and general economic conditions. With respect to new tenant leases, in some cases revenue commencement trails execution of the lease due to contractual terms, which are typical in the industry, and which provide for revenue to commence upon installation of the tenant's equipment on the tower, which can be 90 days or more after the execution of the lease. Seasonal factors, such as weather, vacation days and total business days in a quarter, and the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers' fiscal year, may add to the variability of new tower builds and revenues and could have a material adverse effect on our growth rate, prospects, financial condition or results of operations. Consequently, the number of towers we build and the operating results of our site leasing and development businesses for any particular period may vary significantly, and should not be considered as indicative of long-term results.

We face zoning and other restrictions on our ability to construct new towers.

   Our growth strategy depends on our ability to construct and operate towers in a timely and cost-effective manner. A number of factors beyond our control can affect our ability to construct new towers, including:

  .  zoning and local permitting requirements;

  .  Federal Aviation Administration considerations;

  .  availability of tower components and construction equipment;

  .  skilled construction personnel;

  .  bad weather conditions; and

  . finding suitable anchor tenants in those cases where we are not willing to build a tower without an anchor tenant.

   In addition, as the concern over tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. We cannot assure you (1) that there will be a significant need for the construction of new towers once existing wireless service providers complete their tower infrastructure build-out, (2) of the number of mandates that we will be awarded or the number of mandates that will result in constructed towers, (3) that we will be able to overcome regulatory or other barriers to new construction or
(4) that the number of towers planned for construction will be completed in accordance with the requirements of our customers. Certain of our anchor tenant leases contain penalty or forfeiture provisions in the event we do not complete the towers within specified time periods.

We face increasing competition for new tower opportunities and acquisitions of existing towers.

   We compete for new tower opportunities primarily with site developers, wireless carriers and other independent tower companies. We believe that competition for new tower opportunities will increase and that additional competitors will enter the tower market. Some of these additional competitors have or are expected to have greater financial resources than we do.

   Our growth strategy depends on our ability to acquire and operate existing towers not built by us to augment our existing tower network. Increased competition for acquisitions may result in fewer acquisition opportunities for us and higher acquisition prices. We regularly explore acquisition opportunities, and we are currently actively negotiating to acquire additional towers. As of June 30, 2000, we had letters of intent or definitive agreements to acquire 147 towers in 38 separate transactions for an aggregate purchase price of approximately $56.4 million.

   We may not be able to identify, finance and complete future acquisitions of towers or tower companies on acceptable terms or may not be able to profitably manage and market available space on any towers that we acquire. We may also face challenges in integrating newly acquired towers or tower companies and may face difficulties in retaining current lessees on newly acquired towers. The extent to which we are unable to construct or acquire additional towers, or profitably manage these tower operations, may have a material adverse effect on our results of operations.

We are not profitable and expect to continue to incur losses.

   We incurred net losses of $19.9 million for the year ended December 31, 1998, $34.6 million for the year ended December 31, 1999 and $9.7 million for the quarter ended March 31, 2000. Our losses are principally due to significant depreciation, amortization and interest expense. We have not achieved profitability and expect to continue to incur losses for the foreseeable future.

Our mandates may not yield binding agreements.

   As of June 30, 2000, we had non-binding mandates to build over 600 towers under build-to-suit programs for wireless service providers. Although we believe that the majority of these non-binding mandates will result in long-term anchor leases for specific communication towers, there are a number of steps that need to occur before any leases are executed. These steps include, in some cases, finalizing build-out plans by the customers who have awarded the mandates, completing due diligence by us and our customers and finalizing other definitive documents between the parties. As a result, we cannot assure you as to the percentage of current and future non-binding mandates that will ultimately result in binding anchor tenant leases and constructed towers.

We think revenues from the consulting segment of our site development business may continue to decline.

   Our growth strategy is primarily focused on expanding our site leasing business, as opposed to our site development business. However, you should be aware that a substantial portion of our revenues has historically come from the consulting segment of our site development business. We believe that wireless service providers have begun to move away from the traditional build-out formula where those providers contract for site development services for a fee and invest the capital necessary to build and own their own network of communications towers. We believe that the use of build-to-suit programs is rapidly becoming the preferred method of wireless network expansion. As wireless service providers have moved away from the traditional build-out formula, our site development revenues from the consulting segment declined in each of 1997, 1998, 1999, and we could experience a further decline in 2000. We expect this trend to continue for the foreseeable future as our customers continue to move toward build-to-suit programs and other outsourcing alternatives and away from wireless service provider-funded site development and ownership.

We will need to seek additional financing to fund our business plan.

   Our business strategy contemplates substantial capital expenditures in connection with the expansion of our tower infrastructure by agreeing with wireless carriers to assume ownership or control of their existing towers, by pursuing build-to-suit opportunities and by exploring other tower acquisition opportunities.

   Our cash capital expenditures for the quarter ended March 31, 2000 were $60.6 million. We currently estimate that we will make at least $300.0 million of cash capital expenditures through the end of the first quarter 2001, which will be primarily for the construction and acquisition of towers. Based on our current operations and anticipated revenue growth, we believe that, if our business strategy is successful, cash flow from operations and available cash, together with available borrowings under our senior credit facility, will be sufficient to fund our anticipated cash capital expenditures through the end of the first quarter 2001. Thereafter, however, or in the event we exceed our currently anticipated cash capital expenditures by the end of the first quarter 2001, or are unable to fully draw on our senior credit facility, we anticipate that we will need to seek additional equity or debt financing to fund our business plan. Additional financing may not be available on commercially acceptable terms or at all, and additional debt financing may not be permitted by the terms of our existing indebtedness, including our senior discount notes. Prior to March 1, 2003, interest expense on our outstanding senior discount notes will consist solely of non-cash accretion of original issue discount and these notes will not require cash interest payments. After that time, our outstanding senior discount notes will have accreted to $269.0 million and will require annual cash interest payments of approximately $32.3 million. If we are required to issue additional common equity to finance our capital expenditures, it could be dilutive to our existing shareholders. To the extent we are unable to finance future capital expenditures, we will be unable to achieve our currently contemplated business goals.

The expansion of our business may strain our resources.

   Expanding our business may impose significant strains on our management, operating systems and financial resources. In addition, we anticipate that our operating expenses may increase during the next few years from their 1999 levels as we construct and acquire additional tower assets. Our failure to manage our growth or unexpected difficulties encountered during expansion could have a material adverse effect on our results of operations. The pursuit and integration of new tower build-outs in addition to future acquisitions, investments, joint ventures and strategic alliances will require substantial attention from our senior management, which will limit the amount of time available to devote to our existing operations.

   From January 1, 1995 to June 30, 2000, our work force increased from approximately 80 to 800 employees. This growth has placed, and will likely continue to place, a substantial strain on our administrative, operational and financial resources. In addition, as part of our business strategy, we may acquire complementary businesses or expand into new businesses. We may not be able to manage our growth successfully and our management, personnel or operational and financial control systems may not be adequate to support expanded or complementary operations. Any of these inabilities or inadequacies could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

If demand for wireless communication services decreases, our revenue will be adversely affected.

   Substantially all of our customers to date have been providers of wireless communications services and, therefore, our success is dependent on their success. Demand for both our site leasing and site development services is dependent on demand for communication sites from wireless service providers, which, in turn, is dependent on the demand for wireless services. A slowdown in the growth of, or reduction in demand, in a particular wireless communication segment could adversely affect the demand for communication sites. Most types of wireless services currently require ground-based network facilities, including communication sites for transmission and reception. The extent to which wireless service providers lease these communication sites depends on a number of factors beyond our control, including:

  . the level of demand for wireless services;

  . the financial condition and access to capital of wireless service providers;

  . the strategy of wireless service providers with respect to owning or leasing communication sites;

  . government licensing of broadcast rights; and

  . changes in telecommunications regulations and general economic conditions.

   In addition, wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use one another's wireless communications facilities to accommodate customers who are out of range of their home provider's services. These roaming agreements may be viewed by wireless voice service providers as a superior alternative to leasing antenna space on communications sites owned or controlled by us. The proliferation of these roaming agreements could have a material adverse effect on our results of operations.

We depend on a relatively small number of customers for most of our revenues.

   We derive a significant portion of our revenues from a small number of customers which vary at any given time, particularly in the site development services side of our business. For example, during 1997, 1998, 1999 and the quarter ended March 31, 2000, our five largest customers accounted for approximately 89.9%, 91.4%, 48.3% and 46.7% respectively, of our revenues from site development services. Sprint PCS, our largest customer for the years ended December 31, 1997, 1998, 1999 and the quarter ended March 31, 2000, accounted for 53.6%, 41.3%, 20.8% and 15.6%, respectively, of our revenues from site development services during those periods. Other large customers include BellSouth Mobility DCS, which accounted for 23.8% of our revenues from site development services for the year ended December 31, 1998 and 13.9% for the year ended December 31, 1999. For the quarter ended March 31, 2000, AT&T Wireless accounted for 9.8% of our site development services. PageNet represented 33.4% of our site leasing revenue for 1998, 16.5% for the year ended December 31, 1999, and 11.8% for the quarter ended March 31, 2000. These PageNet revenues come primarily from our lease/sublease component of our site leasing business. For the quarter ended March 31, 2000, our other major site leasing customers were Nextel, Sprint PCS, and BellSouth Mobility DCS which accounted for 10.0%, 9.6%, and 9.2% of our site leasing revenues. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer's need for site development services can decrease, and we may not be successful in establishing relationships with new clients. Moreover, our existing customers may not continue to engage us for additional projects. The substantial majority of our existing non-binding mandates are from Alamosa PCS, AT&T Wireless, Horizon PCS, Georgia PCS, Sprint PCS and Telecorp PCS. The loss of any significant customer could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

   Due to the long-term expectations of revenue from tenant leases, the tower industry is very sensitive to the creditworthiness of its tenants. Wireless service providers often operate with substantial leverage, and financial problems for our customers could result in uncollected accounts receivable, in the loss of customers and the associated lease revenues, or in a reduced ability of these customers to finance expansion activities.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our payment obligations.

   We have a significant amount of indebtedness. The following chart shows certain important credit information:

                                                            At March 31, 2000
                                                          ----------------------
                                                          (dollars in thousands)
   Total indebtedness....................................        $266,730
   Stockholders' equity..................................        $274,716

   Our substantial indebtedness could have important consequences to you. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage to our competitors that are less leveraged; and

  . limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

   Our ability to service our debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions in the wireless communications industry, and financial, business and other factors, certain of which are beyond our control. If we are unable to generate sufficient cash flow from operations to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing, delaying or eliminating acquisitions of towers or related service companies, delaying tower construction and other capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We may not be able to effect any of these alternative strategies on satisfactory terms, if at all. The implementation of any of these alternative strategies could have a material adverse effect on our growth rate.

   Our senior credit facility and the indenture governing our senior discount notes each contains certain restrictive covenants. The senior credit facility also requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. A breach of any of these covenants could result in a default under the senior credit facility and the indenture governing our senior discount notes. Upon the occurrence of certain bankruptcy events, the outstanding principal, together with all accrued interest, will automatically become immediately due and payable. If any other event of default should occur under the senior credit facility, our lenders can elect to declare all amounts of principal outstanding under the senior credit facility, together with all accrued interest, to be immediately due and payable. Either of these events could also result in the triggering of cross-default or cross-acceleration provisions in other instruments, permitting acceleration of the maturity of additional indebtedness. If we were unable to repay amounts that become due under the senior credit facility, our lenders could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the senior credit facility were to be accelerated, our assets may not be sufficient to repay in full the indebtedness. Substantially all of our assets are pledged as security under the senior credit facility.

   Our earnings have been insufficient to cover our fixed charges since the issuance of our senior discount notes, assuming the accretion on the notes as a fixed charge. We expect our earnings to continue to be insufficient to cover our fixed charges for the foreseeable future. We may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we face could intensify.

We must comply with a variety of extensive regulations.

   We are subject to a variety of regulations, including those at the federal, state and local level. Both the Federal Communications Commission ("FCC") and the Federal Aviation Administration ("FAA") regulate towers and other sites used for wireless communications transmitters and receivers. Such regulations control siting, lighting and marking of towers and may, depending on the characteristics of the tower, require prior approval or registration of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the regulation of the particular frequency used. Proposals to construct new communication sites or to modify existing communication sites are reviewed by both the FCC and the FAA to ensure that a site will not present a hazard to aviation. Construction or modification of these structures is also subject to the National Environmental Policy Act, which requires additional review of any tower that may have a significant effect upon the quality of the human environment. Owners of towers may have an obligation to paint the towers or install lighting to conform to FCC and FAA standards and to maintain such painting or lighting. Tower owners also bear the responsibility for notifying the FAA of any tower lighting failures. We generally indemnify our customers against any failure to comply with applicable standards. Failure to comply with applicable requirements may lead to civil penalties.

   Local regulations include city or other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customers' demands. In addition, these regulations may increase the timing and costs associated with new tower construction. Additional regulations could be adopted which could increase these delays or result in additional costs to us. These factors could have a material adverse effect on our growth rate, prospects, financial condition or results of operations and on our ability to implement and/or achieve our business objectives in the future. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for communication sites.

   Our operations are also subject to federal, state and local environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under certain of these environmental laws, we could be held strictly liable for the remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites, and could also be held liable for any personal or property damage related to the contamination. Although we believe that we are in substantial compliance with, and have no material liability under, applicable environmental laws, the costs of compliance with existing or future environmental laws and liability related to those laws may have a material adverse effect on our business.

We and the wireless service providers that use our towers are also subject to government requirements and other guidelines relating to radio frequency, or RF, emissions. The potential connection between RF emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial studies by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been subject to any claims relating to RF emissions, we may be subject to these claims in the future.

Our towers are subject to damage from natural disasters.

Our towers are subject to risks associated with natural disasters such as tornadoes, hurricanes and earthquakes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to caps and deductibles. We also maintain third party liability insurance to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a tower or group of towers, could have a material adverse effect on our financial condition or results of operations.

New technologies may undermine the success of our operations.

The emergence of new technologies could have a negative impact on our operations. For example, the FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice and data services. Although these systems are highly capital intensive and have only begun to be tested, mobile satellite systems could compete with land-based wireless communications systems. In addition, products are currently being developed which may permit multiple wireless carriers to use a single antenna, or to increase the range and capacity of an antenna. These systems and products could reduce the demand for our infrastructure services or space on our towers. These events could have a material adverse effect on our growth rate, prospects, financial condition or results of operations.

Because of our holding company structure, we depend on our subsidiaries for cash flow. Our access to this cash flow is restricted.

We are a holding company with no business operations of our own. Our only significant asset is and is expected to be the outstanding capital stock of our subsidiaries. We conduct, and expect to conduct, all of our business operations through our subsidiaries. Accordingly, our only source of cash to pay our obligations is distributions from our subsidiaries of their net earnings and cash flow. We currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including to service their debt obligations. Even if our subsidiaries determined to make a distribution to us, applicable state law and contractual restrictions, including the dividend covenants contained in our senior credit facility, may not permit these dividends or distributions.

Steven E. Bernstein controls the outcome of shareholder votes.

Steven E. Bernstein, our Chairman and Chief Executive Officer, controls 100% of the outstanding shares of Class B common stock. As of June 30, 2000, Mr. Bernstein controlled approximately 62% of the total voting power of both classes of common stock. As a result, Mr. Bernstein has the ability to control the outcome of all matters determined by a vote of our common shareholders when voting together as a single class, including the election of all of our directors.

We depend on the services of our executive officers.

   Our success depends to a significant extent upon the continued services of Steven E. Bernstein, our Chairman and Chief Executive Officer, Jeffrey A. Stoops, our President, Ronald G. Bizick, II, our Chief

Operating Officer--U.S. Site Development, Daniel J. Eldridge, President--SBA Network Services, Inc., John Marino, our Chief Financial Officer, and Michael
N. Simkin, our Executive Vice President--International. Each of Messrs. Bizick, Simkin and Stoops has an employment agreement. We do not have an employment agreement with Messrs. Bernstein, Eldridge, or Marino. Mr. Bernstein's compensation and other terms of employment are determined by the Board of Directors. The loss of the services of any of Messrs. Bernstein, Stoops, Simkin, Eldridge, Bizick or Marino or other key managers or employees, could have a material adverse effect upon our prospects or results of operations.

We need to attract, retain and manage skilled employees.

   Our business involves the delivery of professional services and is labor-intensive. Our success depends in large part upon our ability to attract, develop, motivate and retain skilled employees. We compete with other wireless communications firms and other enterprises for employees with the skills required to perform our services. We cannot assure you that we will be able to attract and retain a sufficient number of highly-skilled employees in the future or that we will continue to be successful in training, retaining and motivating employees. The loss of a significant number of employees and/or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our results of operations or growth rate.

Commencing international operations in the future may undermine the success of our operations.

   We do not currently have international operations, but we evaluate international opportunities from time to time and may commence international operations at any time. If we commence international operations, we will be subject to various, political, economic and other uncertainties. The risks include:

  . unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  . different technology standards;

  . political and economic instability;

  . fluctuations in currency exchange rates;

  . imposition of currency exchange controls; and

  . potentially adverse tax consequences

   Any of these factors could delay or preclude our ability to generate revenues in our key markets. Accordingly, no assurance can be given that if we commence international operations our strategies will prove to be effective or that management's goals will be achieved.

                       RATIO OF EARNINGS TO FIXED CHARGES

   For purposes of calculating the ratio of earnings to fixed charges, earnings represent net loss before income taxes and extraordinary items, interest expense, the component of rental expense believed by management to be representative of the interest factor thereon, and amortization of original issue discount and debt issue costs. Fixed charges consist of interest expense, the component of rental expense believed by management to be representative of the interest factor thereon, amortization of original issue discount and debt issue costs and preferred dividends. The ratio of earnings to fixed charges was 33.8x, 7.7x and 3.6x for 1995, 1996 and 1997, respectively. We had a deficiency in earnings to fixed charges of $24.0 million and $33.7 million for 1998 and 1999, respectively and $9.5 million for the three months ended March 31, 2000.

                                USE OF PROCEEDS

   Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by us pursuant to this prospectus will be used to finance the construction and acquisition of towers and related businesses, for general working capital purposes and may use these proceeds to repay outstanding debt. We will not receive any proceeds from the sale of the Class A common stock offered by the selling shareholders pursuant to this prospectus.

                                 THE SECURITIES

   SBA may from time to time offer under this prospectus, separately or together:

  . shares of Class A common stock;

  . shares of preferred stock, which may be represented by depositary shares as described below;

  . unsecured senior or subordinated debt securities; and

  . warrants to purchase shares of (i) Class A common stock ; (ii) preferred stock; (iii) depositary shares and (iv) debt securities.

   The aggregate initial offering price of the offered securities will not exceed $500,000,000.

   The selling shareholders may from time to time offer under this prospectus shares of Class A common stock.

                          Description of Capital Stock

   Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $.01 per share, 8,100,000 shares of Class B common stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. These shares of preferred stock have not been designated as to series and are available for issuance from time to time in one or more series at the discretion of our Board of Directors. Any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control of SBA.

   We have two classes of authorized common stock: Class A common stock and Class B common stock. The Class A common stock has one vote per share. The Class B common stock has ten votes per share. All outstanding shares of Class A common stock and Class B common stock are validly issued, fully paid and non-assessable. As of June 30, 2000, there were 207 record holders of the Class A common stock and 2 record holders of the Class B common stock.

   As of June 30, 2000, our outstanding capital stock consisted of 34,192,639 shares of Class A common stock and 5,465,595 shares of Class B common stock. No other shares of any class or series were issued and outstanding as of June 30 2000. In addition, we have reserved (1) 2,909,731 shares of Class A common stock issuable upon exercise of outstanding stock options, (2) 577,467 shares of Class A common stock issuable under our registration statement on Form S-4 that we filed with the Commission on January 11, 2000, (3) 2,351,686 shares that may be issued upon exercise of options that may be granted in the future under our 1999 Equity Participation Plan, (4) 451,505 shares for issuance under our 1999 Employee Stock Purchase Plan, and (5) 400,000 shares that are issuable to the former shareholders of Com-Net if 2000 EBITDA targets established in connection with the acquisition of that company are met.

   Except as otherwise required by law or in our articles of incorporation, owners of the Class A common stock and Class B common stock will vote together as a single class on all matters, including the election of directors. Our articles of incorporation provide for a separate class vote of each class of common stock in the event of any amendment that alters the terms of the Class B common stock. Pursuant to our articles of incorporation and by-laws, our Board of Directors is classified into three classes of directors, denoted as Class I, Class II and Class III. Messrs. Picow and Landry are Class I directors, Messrs. Miller and Stoops are Class II directors, and Messrs. Bernstein and Hebb are Class III directors.

Class A Common Stock

 Voting Rights

   Each share of Class A common stock is entitled to one vote. Except as noted above, and except as provided under the Florida Business Corporation Act, the holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

Class B Common Stock

 Voting Rights

   Each share of Class B common stock is entitled to ten votes for each share on all matters presented to the shareholders. Except as provided under the Florida Business Corporation Act, the holders of the shares of Class B common stock and Class A common stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

 Convertibility

   Each outstanding share of Class B common stock may, at the option of the holder thereof, at any time, be converted into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock converts into one fully paid and non-assessable share of Class A common stock immediately upon transfer to any holder other than any one or more of the following (an "Eligible Class B Shareholder"): (1) Steven E. Bernstein;
(2) other members of his immediate family or their lineal descendants; (3) spouses of lineal descendants or lineal descendants of spouses, whether alive as of the date of the articles of incorporation or born subsequently; (4) any trusts or other estate planning vehicles for the benefit of any of the foregoing, whether existing as of the date of the articles of incorporation or subsequently created; or (5) any estate or tax planning vehicles on the part of Mr. Bernstein. If the shares of Class B common stock held by Eligible Class B Shareholders in the aggregate constitute 10% or less of the outstanding shares of our common stock, or upon the death or mental incapacity of Steven E. Bernstein, each share of Class B common stock shall immediately convert into one fully paid and non-assessable share of Class A common stock. Each share of outstanding Class B common stock which is held by any Eligible Class B Shareholder will immediately convert into one share of Class A common stock at the time that the holder is no longer an Eligible Class B Shareholder.

Provisions Applicable to both the Class A and Class B Common Stock

 Dividends

   Each share of Class A and Class B common stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of one class of shares of common stock unless the Board of Directors at the same time also declares and pays to the holders of the other class of shares of common stock a per share dividend equal to the dividend declared and paid to the holders of the first class of shares of common stock.

 Liquidation Rights

   In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of one class of shares of common stock will be entitled to share ratably with holders of the other class of shares of common stock in the distribution of assets to the shareholders.

 Other Provisions

   There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to the Class A and Class B common stock.

   The rights and preferences of holders of both classes of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Registration Rights

   If at any time, the holders of not less than 25% of the Class A common stock which was issued upon conversion of our previously outstanding preferred stock request that we file a registration statement covering their shares of Class A common stock (with an anticipated aggregate offering price of $3.0 million), we will use our best efforts to cause these shares to be registered, subject to reduction if, in the case of a firm underwritten offering, the underwriter stipulates that it is not advisable for us to register the full amount of Class A common stock that holders have requested that we register; provided, however, that we may delay any demand registration for a period of up to three months for a valid business reason. Except as otherwise agreed, in the event of an application of these cut-back provisions, the former holders of the preferred stock have a priority right to participate in the registration over Messrs. Bernstein, Bizick, and Stoops. We will not be required to file more than three registration statements, other than on Form S-3. In addition, these holders have the right to require us to file up to two registration statements per year on Form S-3, provided the anticipated aggregate offering price in each registration on Form S-3 equals $1.0 million or more. However, these holders may only request that we file a registration statement to the extent that their shares exceed the amount that can be sold pursuant to Rule 144 of the Securities Act. We believe that a significant portion of these shares may currently be sold pursuant to Rule 144.

   Each of Messrs. Bernstein, Bizick and Stoops also has certain rights to have his shares of common stock registered under the Securities Act. Mr. Bernstein has the right to have his shares of Class B common stock registered under the Securities Act. Mr. Bizick has the right to have 773,528 shares of Class A common stock registered under the Securities Act. Mr. Stoops has the right to have 1,369,863 shares of Class A common stock registered under the Securities Act.

   If at any time, Mr. Bernstein, Mr. Bizick, or Mr. Stoops, individually or as a group, request that we file a registration statement on Form S-3 for these shares, we will use our best efforts to cause these shares to be registered subject to certain cut-back provisions; provided, however, that we may delay any registration for a period of up to three months for a valid business reason. We will not be required to file the registration statement on Form S-3 more frequently than twice a year.

Preferred Stock

   Our board of directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish the number of shares to be included in each series, to fix the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders.

   The prospectus supplement will specify as to each issuance of preferred stock:

  . the maximum number of shares;

  . the designation of the shares;

  . annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates and whether dividends will be cumulative;

  . the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

  . the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of SBA's affairs;

  . any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

  . the terms and conditions, if any, for conversion or exchange of shares into or for any other class or classes of our capital stock or any series of any other class or classes, or into or for any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  . the voting rights; and

  . any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

   Preferred stock will be fully paid and nonassessable upon issuance. The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will represent an aggregate number of shares equal to that of the preferred stock represented by the global certificate.

   Each global certificate will:

  . be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement;

  . be deposited with such depositary or nominee or a custodian for the depositary; and

  . bear a legend regarding any restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

                         Description of Debt Securities

   The debt securities will primarily be our unsecured direct obligations. Subject to the terms of our current indebtedness, we may also offer debt securities that will be our secured direct obligations. The secured debt securities, if offered, may be secured with all or a portion of our assets. The debt securities may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indentures and the debt securities.

General

   We have filed with the registration statement relating to the offered securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. Our senior debt securities will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated, including but not limited to our 12% Senior Discount Notes due 2008, Series B. If we issue subordinated debt securities, they will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with any other subordinated indebtedness. They may, however, also be subordinated in right of payment to senior subordinated securities. See "--Subordination." We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of our board of directors or as established in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

   We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to that series. The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

  . the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

  . the aggregate principal amount of the securities;

  . the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities;

  . the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the debt securities, or if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

  . the stated maturity date;

  . any fixed or variable interest rate or rates per annum;

  . the date from which interest may accrue and any interest payment dates;

  . any sinking fund requirements;

  . any provisions for redemption, including the redemption price and any remarketing arrangements;

  . whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

  . the events of default and covenants of such securities, to the extent;
    different from or in addition to those described in this prospectus;

  . whether we will issue the debt securities in certificated and/or book-entry form;

  . whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

  . whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

  . the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

  . whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment; and

  . the subordination provisions, if any, relating to the debt securities. We may issue debt securities at less than the principal amount payable upon maturity (we refer to these securities as "original issue discount securities"). If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

   Except as described under "--Merger, Consolidation or Sale of Assets" or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

 Denominations, Interest, Registration and Transfer

   Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

   Unless otherwise specified in the applicable prospectus supplement, we will pay the interest on and principal of and premium, if any, on any debt securities at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

   If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

  . to the person in whose name the debt security is registered at the close of business on a special record date to be fixed by the applicable trustee; or

  . in any other lawful manner, all as more completely described in the applicable indenture.

   You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

   You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

   You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

   Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

  . If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

  . The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Events of Default and Related Matters

 Events of Default

   The term "event of default" means any of the following:

  . We do not pay the principal or any premium on a debt security on its due date.

  . We do not pay interest on a debt security within 30 days of its due date.

  . We do not deposit any sinking fund payment on its due date.

  . We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

  . We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

  . Any other event of default described in the applicable prospectus supplement occurs.

 Remedies If an Event of Default Occurs

   If an event of default has occurred and has not been cured, the trustee or the holders of a significant portion in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

   Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is known as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

   Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  . You must give the trustee written notice that an event of default has occurred and remains uncured.

  . The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

  . The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

   However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

   We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

   We will set forth in the applicable prospectus supplement the terms and conditions upon which we can make changes to an indenture or the debt securities. There are three types of changes we can make to the indentures and the debt securities:

 Changes Requiring Your Approval

   First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

  . change the stated maturity of the principal or interest on a debt security, reduce any amounts due on a debt security;

  . reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

  . change the place or currency of payment on a debt security; and

  . impair your right to sue for payment.

 Changes Requiring a Majority Vote

   The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

 Changes Not Requiring Approval

   The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

 Further Details Concerning Voting.

   When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

  . For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

  . For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

  . For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

   Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "--Discharge, Defeasance and Covenant Defeasance--Full Defeasance."

   We are generally entitled to set any day as a record date for the purpose of determining the holders of outstanding securities entitled to vote or take other action under an indenture. If we set a record date, only persons who are holders of outstanding securities of the applicable series on the record date may vote or take the action. Moreover, the applicable holders must vote or take the action within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

Discharge, Defeasance and Covenant Defeasance

 Discharge

   We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

 Full Defeasance

   We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

  . We must deliver to the trustee a legal opinion confirming the tax law change described above.

   If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any subordination provisions.

 Covenant Defeasance

   Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

  . We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

   If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

  . Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

  . Any subordination provisions.

  . Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

   If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

   We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

  . the indebtedness ranking senior to the debt securities being offered;

  . the restrictions on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

  . the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and

  . provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

   If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                        Description of Depositary Shares

General

   The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the SEC at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

   We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. These receipts are known as depositary shares. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

   Upon surrender of depositary receipts by a holder of depositary shares at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, the holder of depositary shares is entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Dividends and Other Distributions

   A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

   If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

   No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal Of Preferred Stock

   You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

   If we redeem a series of the preferred stock underlying the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series held by the depositary. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares we are redeeming at their addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares relating to shares of preferred stock so redeemed. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

   After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Liquidation Preference

   Upon our liquidation, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock

   The depositary shares will not themselves be convertible into or exchangeable for Class A common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Taxation

   As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

  . no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

  . the tax basis of each share of preferred stock to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock; and

  . if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

   We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

   Any deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

  . all depositary shares outstanding it shall have been redeemed;

  . there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

  . each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

   We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

   A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

   A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

   Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

   If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

                            Description of Warrants

   SBA has no warrants outstanding (other than options issued under its employee stock option plans). SBA may issue warrants for the purchase of debt securities, Class A common stock or preferred stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between SBA and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as an agent of SBA in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement. Copies of the form of warrant agreement and warrant will be filed as exhibits to or incorporated by reference in the registration statement of which this prospectus forms a part, and the following summary is qualified in its entirety by reference to such exhibits.

   The applicable prospectus supplement will describe the terms of the warrants, including, where applicable, the following:

  . the title of the warrants;

  . the aggregate number of warrants;

  . the price or prices at which warrants will be issued;

  . the designation, terms and number of securities purchasable upon exercise of warrants;

  . the designation and terms of the securities, if any, with which warrants are issued and the number of warrants issued with each security;

  . the date, if any, on and after which warrants and the related securities will be separately transferable;

  . the price at which each security purchasable upon exercise of warrants may be purchased;

  . the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

  . the minimum or maximum amount of warrants which may be exercised at any one time;

  . information with respect to book-entry procedures, if any; and

  . any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                              SELLING SHAREHOLDERS

   The table below sets forth, as of June 30, 2000, certain information with respect to the beneficial ownership of our capital stock by the selling shareholders. The information below is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the Class A common stock. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Class A common stock since the date on which they provided the information regarding their Class A common stock.

   At June 30, 2000, we had outstanding the following shares of capital stock:
34,192,639 shares of Class A common stock and 5,465,595 shares of Class B common stock. At June 30, 2000 no other classes or series of capital stock had any shares issued and outstanding.

                                                         Number of
                                                          Shares                Number of Percentage
                                                           Owned                Shares to  of Shares
                                    Nature of     Title   Before      Number of be Owned  to be Owned
                                   Relationship    of       the       Shares to   After      After
Selling Shareholder                  with SBA     Class  Offering      be Sold  Offering   Offering
-------------------                ------------  ------- ---------    --------- --------- -----------
ABS Capital Partners II, L.P. ...  Affiliate(1)  Class A   643,685     643,685          0     --
                                                 common
                                                 stock

Jeffrey A. Stoops................  President     Class A   754,241(2)  175,000    579,241     1.5%
                                   and Director  common
                                                 stock

Calculated Risk Partners, L.P. ..  Affiliate (3) Class A   769,863      50,000    719,863     1.8%
                                                 common
                                                 stock
                                                         ---------     -------  ---------
Total............................                        2,167,789     868,685  1,299,104
                                                         ---------     -------  ---------

--------
(1) Donald B. Hebb, Jr., the Managing Member of ABS Partners II, L.L.C., the general partner of ABS Capital Partners II, L.P., is one of our directors.
(2) Includes 50,000 options to purchase shares of SBA's Class A common stock.
(3) Mr. Stoops controls the general partner of Calculated Risk Partners, L.P., a Delaware limited partnership.

                              PLAN OF DISTRIBUTION

Securities to be sold by us

   We may offer and sell the securities directly to or through underwriting syndicates represented by managing underwriters, to or through underwriters without a syndicate or through dealers or agents. The prospectus supplement with respect to the offered securities will set forth the terms of the offering, including the following:

  . the name or names of any underwriters, dealers or agents;

  . the purchase price and the proceeds we will receive from the sale;

  . any underwriting discounts, agency fees and other items constituting underwriters' or agents' compensation; and

  . the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

   If any underwriters are involved in the offer and sale, the securities will be acquired by the underwriters and may be resold by them, either at a fixed public offering price established at the time of offering or from time to time in one or more negotiated transactions or otherwise, at prices related to prevailing market prices determined at the time of sale. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities described in the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

   We may offer and sell the securities directly or through an agent or agents designated by us from time to time. An agent may sell securities it has purchased from us as principal to other dealers for resale to investors and other purchasers, and may reallow all or any portion of the discount received in connection with the purchase from us to the dealers. After the initial offering of the securities, the offering price (in the case of securities to be resold at a fixed offering price), the concession and the discount may be changed. Any agent participating in the distribution of the securities may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, of the securities so offered and sold.

   If any underwriters are involved in the offer and sale, they will be permitted to engage in transactions that maintain or otherwise affect the price of the securities. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing the securities in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

   Neither we nor any underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any underwriter make any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against some liabilities, including liabilities under the Securities Act of 1933.

   The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement if appropriate.

   Unless otherwise indicated in the prospectus supplement, each series of offered securities will be a new issue of securities and, other than the Class A common stock, which is listed on the Nasdaq National Market, for which there currently is no market. Any underwriters to whom securities are sold for public offering and sale may make a market in such series of securities as permitted by applicable laws and regulations, but such underwriters will not be obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the securities.

   Underwriters, agents and dealers may engage in transactions with or perform services, including various investment banking and other services, for us and/or any of our affiliates in the ordinary course of business.

Securities to be sold by the selling shareholders

   The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The Class A common stock may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  . an exchange distribution in accordance with the rules of such exchange;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  . in privately negotiated transactions.

   In connection with the sale of the Class A common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Class A common stock and deliver these securities to close out such short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling shareholders from the sale of the Class A common stock offered by them hereby will be the purchase price of such Class A common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   Our Class A common stock is listed for trading on the Nasdaq National
Market.

   In order to comply with the securities laws of some states, if applicable, the Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

   The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any Class A common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

   To the extent required, the specific Class A common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We have agreed to indemnify the selling shareholders against some important liabilities, including liabilities under the Securities Act, or to contribute to any payments these selling shareholders may be required to make in respect of these liabilities. All expenses of registration of the shares which may be offered through this prospectus will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to the selling shareholders).

                                 LEGAL MATTERS

   Certain legal matters relating to the offering will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                    EXPERTS

   The consolidated financial statements and schedule of SBA Communications Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                5,000,000 Shares



                                   [SBA LOGO]


                         SBA Communications Corporation

                              Class A Common Stock

                                 ------------

                             PROSPECTUS SUPPLEMENT
                                 July 27, 2000

                                 ------------

                                Lehman Brothers

                           Deutsche Banc Alex. Brown

                           Credit Suisse First Boston

                        Raymond James & Associates, Inc.

                              Salomon Smith Barney

                            Fidelity Capital Markets
             a division of National Financial Services Corporation